Exhibit 99.1

Transition Therapeutics Inc. Announces
Closing of Public Offering of US$23 Million of Common Shares

TORONTO, ON, February 18, 2015 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) today announced the closing of its underwritten public offering of an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option. Cowen and Company, LLC was the sole book-running manager and Canaccord Genuity Inc., H.C. Wainwright & Co., LLC, and LifeSci Capital LLC were the co-managers for the offering.

The Company expects to use the net proceeds from the sale of the common shares for general corporate purposes, including expenditures related to the advancement of the Company’s drug candidates through the various clinical trial phases.

The securities described above were offered by Transition pursuant to a shelf registration statement previously filed with the Securities and Exchange Commission and effective on July 19, 2013. Copies of the prospectus supplement and the related prospectus, when available, may be obtained from Cowen and Company, LLC, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department (Fax: 631-254-7140), or by telephone at 631-274-2806.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer’s disease and Down syndrome.  Transition’s lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”.

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Notice to Readers: Information contained in this press release should be considered accurate only as of the date of this release and may be superseded by more recent information we have disclosed in later press releases, filings with the Ontario Securities Commission, the U.S. Securities and Exchange Commission (the “SEC”) or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions and the SEC.

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